Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 22, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 916
            Blueprints(R) Tactical High Dividend Portfolio, Series 5
                              File No. 333-181159
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 916, filed on June 22, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Blueprints(R) Tactical High Dividend Portfolio, Series 5 (the "Trust"). This letter serves to respond to your comments.

Principal Risks and Investment Risks
------------------------------------

     1. The Trust is concentrated in the energy sector. Please add disclosure stating that it is concentrated in the energy sector.

     Response: As discussed, the requested disclosure will be added in the Trust's filing pursuant to Rule 497. Specifically, the beginning of the energy sector risks in the "Principal Risks" and "Investment Risks" sections will be revised as follows, respectively:

     The trust includes securities issued by companies in the energy sector. The trust is concentrated in the energy sector. As a result, the factors that impact the energy sector will likely have a greater affect on this trust than a more broadly diversified trust. Some of the risks associated with the energy sector are listed below. Companies in the energy sector are subject to ....

     Energy sector risk. The trust is concentrated in the energy sector. As a result, the factors that impact the energy sector will likely have a greater affect on this trust than a more broadly diversified trust. Some of the risks associated with the energy sector are listed below. Securities of companies in the energy sector include, but not limited to, companies that explore for, produce, refine, distribute or sell ....

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren